U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

NOTIFICATION OF LATE FILING


(Check One):

  [ ] Form 10-K and Form 10-KSR [ ] Form 20-F [ ] Form 11-K
  [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

  For Period Ended: March 31, 1999

  [ ]  Transition Report on Form 10-K
  [ ]  Transition Report on Form 20-F
  [ ]  Transition Report on Form 11-K
  [ ]  Transition Report on Form 10-Q
  [ ]  Transition Report on Form N-SAR

  For the Transition Period Ended:
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      Read Attached Instruction Sheet Preparing Form. Please Print or Type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

Not Applicable
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Part I - Registrant Information
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Full Name of Registrant:

ModaCAD, Inc.

Former Name if Applicable:

None

Address of Principal Executive Office (Street and Number)

3861 Sepulveda Blvd.

City,State and Zip Code:

Culver City, CA 90230
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Part II - Rules 12b-25 (b) and (c)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following, the prescribed due date; or the subject quarterly report or transition report on Form 10-Q , or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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Part III - Narrative
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State below in  reasonable  detail the  reasons  why Form 10-K and Form  10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant's Form 10-Q for the quarter ended March 31, 1999 will not be filed within the prescribed time period because the Registrant requires additional time to gather certain information necessary to confirm the appropriate accounting treatment for two transactions that occurred in the third and fourth quarters of 1998 involving the sale by the Registrant of certain software products. The information necessary to finally confirm the appropriate accounting treatment cannot be obtained by the Registrant within the prescribed time period without unreasonable effort or expense.

In connection with the review by the Registrant's current auditors of the financial statements to be included in the Form 10-Q for the period ended March 31, 1999, an issue arose on May 14, 1999, concerning the appropriate accounting treatment of the two transactions. Such transactions were reported in the Registrant's audited statement of operations for 1998 as sales, generating approximately $1.1 million in revenues. The factual bases for such reporting were fully disclosed to and accepted by the Registrant's auditors for the 1998 year. The Registrant is actively engaged with its current and former auditors to resolve the issue of whether the reporting of the 1998 transactions was appropriate. If the Registrant determines that it was not appropriate to include those transactions in 1998 revenues, the Registrant's current understanding is that the results of operations for the first quarter of 1999 will not be affected, although the balance sheets as of March 31, 1999 and December 31, 1998 would be affected, as would the Registrant's results of operations for the year ended December 31, 1998.

The Registrant anticipates that the issue will be finally resolved so that the Registrant will be able to file its Form 10-Q within the extension period permitted by this filing.
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Part IV - Other Information
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(1)  Name and telephone number of person to contact in regard to this notification

           Lee Freedman                     (310)                 751-2100
     ---------------------              -----------        --------------------
             (Name)                     (Area Code)          (Telephone Number)

(2) Have all other periodic reports require under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For reasons unrelated to the determination of the appropriate accounting treatment for the transactions referred to above, the Registrant anticipates that net sales to be reported for the quarter ended March 31, 1999 will be approximately $2.8 million, or 293%, higher than net sales reported for the quarter ended March 31, 1998. The increase in net sales is primarily attributable to the sale to one of the Registrant's major customers in March 1999 of two of the Registrant's business-to-business product lines and the licensing of certain related technologies for a one-time fee of $3,000,000 and additional support fees of up to $2,000,000 over the 24 months following the transaction. The sale of such product lines is part of the overall shift in the Registrant's primary business focus from the business-to-business marketplace to the emerging consumer Internet electronic commerce market. As such, the revenues recognized from such sale did not arise from, and are not necessarily representative of, the Registrant's ongoing business, and the Registrant expects future revenues from business-to-business products to decrease as a result of such sale.


                                   ModaCAD, Inc.
                  -------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 18, 1999                               By: /s/  MAURIZIO VECCHIONE
                                                     --------------------------
                                                     Maurizio Vecchione
                                                     President and
                                                     Chief Operating Officer

                                                     /s/  LEE FREEDMAN
                                                     --------------------------
                                                     Lee Freedman
                                                     Vice President, Finance and
                                                     Chief Financial Officer